U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-09043

(Check One):

☐ Form 10-K  ☐  Form 20-F  ☐  Form 11-K   ☒  Form 10-Q  ☐  Form 10-D  ☐  Form N-CEN ☐  Form N-CSR

For Period Ended: September 30, 2020

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:       BROAD STREET REALTY, INC.

Former Name if Applicable:                   N/A

Address of Principal Executive Office (Street and Number): 7250 Woodmont Ave, Suite 350

City, State and Zip Code:   Bethesda, Maryland 20814

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Broad Street Realty, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2020 (the “Q3 Quarterly Report”) within the prescribed time period for the reasons set forth below.

As previously disclosed, on December 27, 2019 and December 31, 2019, the Company completed mergers (collectively, the “Mergers”) with Broad Street Realty, LLC (“BSR”) and 11 other Broad Street entities. As a result of the Mergers, the Company succeeded to the business of BSR, including its commercial brokerage, property management and development businesses, and acquired ten retail properties. Pursuant to the agreements and plans of merger related to the Mergers, immediately prior to or at the effective time of the Mergers on December 27, 2019, all of the Company’s then-existing officers resigned and all of BSR’s management team and employees, including its accounting personnel, became the management team and employees of the Company. In addition, all of the Company’s accounting and financial systems were replaced with those of BSR.

Also, as previously disclosed on March 30, 2020, June 30, 2020 and August 14, 2020, respectively, the Company has been unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Annual Report”), its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Q1 Quarterly Report”) and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Q2 Quarterly Report”), due to the timing of the closing of the Mergers and the significant time and effort necessary to determine the accounting treatment for the Mergers and to prepare the required financial statements and, with respect to the Q1 Quarterly Report and the Q2 Quarterly Report, due to the continued impact of the COVID-19 pandemic on the Company.

Due to the substantial changes in the business and operations of the Company in connection with the Mergers and the continuing preparation and audit of the financial statements to be included in the Annual Report and the preparation and review of the financial statements to be in included in the Q1 Quarterly Report and the Q2 Quarterly Report, the Company could not file the Q3 Quarterly Report within the prescribed time period.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Michael Z. Jacoby	(301)	828-1200
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☐  Yes  ☒ No

•	Annual Report on Form 10-K for the year ended December 31, 2019

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2020

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2020

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements of the Company included in the Q3 Quarterly Report will reflect the financial condition, results of operations and cash flows of the Company on a consolidated basis after giving effect to the Mergers. The Company’s results of operations for the three and nine months ended September 30, 2020 that will be included in the Q3 Quarterly Report, therefore, will not be comparable to the results of operations of the Company included in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2019. Due to the substantial changes in the business and operations of the Company in connection with the Mergers and the continuing preparation and review of the Company’s financial statements, the Company at this time cannot provide a reasonable estimate of the results of operations for the three and nine months ended September 30, 2020.

BROAD STREET REALTY, INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael Z. Jacoby
Michael Z. Jacoby, Chief Executive Officer

November 16, 2020